ServiceSource Announces New Executive Appointments as Robert G. Ashe Joins Board Of Directors

Key talent for continued growth of SaaS and managed services businesses

SAN FRANCISCO, CA., – March 18, 2013 - ServiceSource® (NASDAQ: SREV), the global leader in recurring revenue management, today announced that Robert G. Ashe, a proven industry software CEO at Cognos and former IBM executive, has joined its Board of Directors. Ashe's appointment adds key talent to continue building leading edge functionality into Renew OnDemand™, the world's only cloud application designed to increase recurring revenue, and to rapidly deploy customers on this new SaaS platform.

"Adding experienced industry thought leadership to our Board of Directors is critical as we continue to expand our vision of recurring revenue management. From his work at IBM and Cognos in growing innovative and market-leading businesses, Robert Ashe brings years of critical experience to our Board of Directors ", said Mike Smerklo, ServiceSource CEO. "We look forward to utilizing his great wealth of industry knowledge and expertise to help us scale and grow our Renew OnDemand SaaS business, as well as our managed services."

Robert Ashe was President, Chief Executive Officer and Director of Cognos, an industry leader in business intelligence and performance management. From 1984 through 2008 Rob held executive positions leading Cognos on a highly successful growth and development path. In 2008, Cognos was acquired by IBM for $5 billion. In January 2010, Rob was promoted to General Manager of Business Analytics at IBM. Rob retired from IBM in January 2012.

ServiceSource also appointed Tim Fleming as SVP of engineering and Dave Canelis as SVP of global professional services.

"We are fortunate to have attracted proven leaders with such outstanding track records as Tim and Dave," said Mike Smerklo. "Their experience and expertise will be invaluable as we work to rapidly grow and deploy Renew OnDemand."

Tim Fleming joins the ServiceSource executive team as SVP of engineering with 25 years of diverse executive and product development experience in the software and SaaS industry. Tim helped establish E*TRADE as a leading ecommerce company by building the technology organization while developing a highly successful international product offering. Tim also modernized Visa's global endpoint infrastructure, transforming the existing legacy product to an open systems-based, distributed computing-based access solution. Under Tim's leadership, Visa increased penetration by more than 400% in 2 years, reducing overall endpoint costs by more than 60%.

Dave Canelis has built and managed highly successful large and small service organizations, delivering scalable, configurable solutions used in mission critical applications. Dave joins the ServiceSource executive team as SVP of global professional services with over 30 years of experience in creating best-in-class global professional services organizations. Before joining ServiceSource Dave was Vice President of Global Services at WebTrends, where he led Professional Services, Technical Support, and Education / Training. In just over four years, WebTrends grew revenue, profitability, and customer satisfaction while creating new service lines and offerings. Previously, he served as Vice President of Professional Services at Serena Software, a leading provider of enterprise application lifecycle management, where he was responsible for consulting and training. Prior to Serena Software, Dave held senior positions at Oracle and Oblix.

About ServiceSource, Inc.

ServiceSource is the global leader in recurring revenue management. The world's most successful companies rely on us to maximize subscription, maintenance and support revenue, improve customer retention and increase business predictability and insight. ServiceSource delivers results with Renew OnDemand, the world's only cloud application built specifically to manage and grow recurring revenue, which can be combined with our industry-leading services.

With over a decade of experience focused exclusively in growing recurring revenue, our services and applications are based on proven best practices and global benchmarks. The company is headquartered in San Francisco, and has over $8 billion under management for customers in more than 150 countries and 40 languages.

ServiceSource and any ServiceSource product or service names or logos above are trademarks and/or registered trademarks of ServiceSource International, Inc. All other trademarks used herein belong to their respective owners.

For more information on ServiceSource, visit http://www.servicesource.com. To connect with ServiceSource, visit us on Twitter, Facebook, LinkedIn and YouTube.

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